SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 2, 2011

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2011

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 11-142E
3:00 P.M. JST, November 2, 2011

Consolidated Financial Results
for the Second Quarter Ended September 30, 2011

Tokyo, November 2, 2011 -- Sony Corporation today announced its consolidated results for the second quarter ended September 30, 2011 (July 1, 2011 to September 30, 2011).

●	Consolidated sales declined year-on-year primarily due to unfavorable foreign exchange rates and lower LCD television sales.
●
Consolidated operating loss was recorded, compared to income in the same quarter of the previous fiscal year, primarily due to lower sales, asset impairment associated with the anticipated sale of the small- and medium-sized display business and impairment of LCD television assets.

●
Forecasted consolidated sales and income for the fiscal year were both revised downward, primarily due to the impact of Sony’s updated foreign exchange rate assumptions to account for the further appreciation of the yen, the impact of the floods in Thailand, and the impact of lower sales expected primarily in the Consumer Products & Services and Professional, Device & Solutions segments, mainly in Europe and the U.S.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second quarter ended September 30
	2010	2011	Change in yen	2011 *
Sales and operating revenue	¥1,733.2	¥1,575.0	-9.1%	$20,454
Operating income (loss)	68.7	(1.6)	-	(21)
Income before income taxes	62.7	0.1	-99.8	1
Net income (loss) attributable to Sony Corporation’s stockholders	31.1	(27.0)	-	(350)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥31.04	¥(26.88)	-	$(0.35)
- Diluted	31.00	(26.88)	-	(0.35)

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income of affiliated companies, restructuring charges and LCD television asset impairment is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2010	2011	Change in yen	2011	*
Operating income (loss)	¥68.7	¥(1.6)	-%	$(21)
Less: Equity in net income of affiliated companies	5.1	1.1	-77.9	15
Add: Restructuring charges recorded within operating expenses**	16.5	28.8	+74.4	374
Add: LCD television asset impairment***	-	8.6	-	112
Operating income, as adjusted	¥80.1	¥34.7	-56.7%	$450

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 77 yen=1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2011.

**  Sony is undertaking structural transformation initiatives to enhance profitability through implementation of various cost reduction programs as well as adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as (gain) loss on sale, disposal or impairment of assets and other, net, in the consolidated statement of income.  Sony includes losses due to impairments in restructuring charges when those impairements are directly related to Sony’s current restructuring initiatives.  Restructuring charges in the current quarter include an asset impairment charge of 18.4 billion yen (239 million U.S. dollars) incurred in association with the anticipated sale of the small- and medium-sized display business in the Professional, Device & Solutions segment.

***  The 8.6 billion yen (112 million U.S. dollars) asset impairment, a non-cash charge recorded within operating results, primarily reflects a decrease in the estimated fair value of long-lived assets associated with the LCD television asset group.  The corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration in LCD television market conditions in Europe and the U.S. and unfavorable foreign exchange rates.  Sony has not included this loss on impairment in restructuring charges.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solutions (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation (“S-LCD”) are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  For further details of new segments and categories, see page F-8.

The Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB (“Sony Ericsson”) continue to be presented as a separate segment.

In connection with this realignment, both the sales and operating revenue (“sales”) and operating income (loss) of each segment in the three and six months ended September 30 of the previous fiscal year have been revised to conform to the current year’s presentation.

Consolidated Results for the Second Quarter Ended September 30, 2011

Sales were 1,575.0 billion yen (20,454 million U.S. dollars), a decrease of 9.1% compared to the same quarter of the previous fiscal year (“year-on-year”) primarily due to unfavorable foreign exchange rates and a decrease in sales in the CPS segment, which was mainly affected by a decrease in sales of LCD televisions.

During the quarter ended September 30, 2011, the average rates of the yen were 76.9 yen against the U.S. dollar and 108.7 yen against the euro, which was 10.4% higher and 0.5% higher, respectively, than the previous fiscal year’s second quarter.  On a local currency basis, sales decreased 4% year-on-year.  For references to sales on a local currency basis, see Note on page 9.

Operating loss of 1.6 billion yen (21 million U.S. dollars) was recorded, compared to operating income of 68.7 billion yen in the same quarter of the previous fiscal year.  This was mainly due to a decrease in gross profit due to lower sales, an asset impairment associated with the anticipated sale of the small- and medium-sized display business, and the impairment of LCD television assets.

Restructuring charges, net, increased 12.3 billion yen year-on-year to 28.8 billion yen (374 million U.S. dollars).  CPS segment restructuring charges were 0.5 billion yen (7 million U.S. dollars) in the current quarter, compared with 10.2 billion yen in the same quarter of the previous fiscal year.  PDS segment restructuring charges were 21.4 billion yen (278 million U.S. dollars) in the current quarter, compared with 4.1 billion yen in the same quarter of the previous fiscal year.  For further explanation of the restructuring charges in the PDS segment, see “Professional, Device & Solutions” on page 4.

Excluding equity in net income of affiliated companies, restructuring charges and the LCD television asset impairment, operating income on an as adjusted basis decreased by 45.4 billion yen year-on-year to 34.7 billion yen (450 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income, decreased 3.9 billion yen year-on-year to 1.1 billion yen (15 million U.S. dollars).  Sony recorded equity in net loss for Sony Ericsson of 0.03 billion yen (0.3 million U.S. dollars), compared to equity in net income of 2.6 billion yen in the same quarter of the previous fiscal year.  Equity in net income for S-LCD decreased 2.1 billion yen year-on-year to 0.1 billion yen (2 million U.S. dollars).

The net effect of other income and expenses was income of 1.7 billion yen (22 million U.S. dollars) in the current quarter, compared to expenses of 5.9 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to a smaller loss on devaluation of securities investments and an increase in net foreign exchange gains.

Income before income taxes decreased 62.6 billion yen year-on-year to 0.1 billion yen (1 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 18.4 billion yen (238 million U.S. dollars) of income tax expense.  In the fiscal year ended March 31, 2011, a valuation allowance was established for Sony Corporation and its national tax filing group in Japan against certain deferred tax assets.  During the current fiscal year, Sony continued to not recognize the tax benefits associated with losses at Sony Corporation and its national tax filing group in Japan.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 27.0 billion yen (350 million U.S. dollars), compared to net income of 31.1 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer Products & Services

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥889.0	¥779.7	-12.3%	$10,126
Operating income (loss)	1.0	(34.6)	-	(449)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 12.3% year-on-year (a 7% decrease on a local currency basis) to 779.7 billion yen (10,126 million U.S. dollars).  Sales to outside customers decreased 12.4% year-on-year.  This was primarily due to a decrease in LCD television sales, reflecting price declines due mainly to deterioration in market conditions in the U.S. and Europe and unfavorable foreign exchange rates, lower PC sales reflecting price competition, a decline in sales of the game business, reflecting a strategic price reduction of PlayStation®3 hardware in advance of the year-end holiday season, as well as a decrease in sales of compact digital cameras resulting from lower unit sales due to a slowdown in market growth and unfavorable foreign exchange rates.

Operating loss of 34.6 billion yen (449 million U.S. dollars) was recorded compared to income of 1.0 billion yen in the same quarter of the previous fiscal year.  This was primarily due to deterioration in the cost of sales ratio and a decrease in gross profit due to lower sales, partially offset by a decrease in restructuring charges.  Categories contributing to the deterioration in operating results (excluding restructuring charges) include LCD televisions, reflecting a decline in unit selling prices that exceeded cost and expense reductions, the game business and PCs, reflecting lower sales as noted above.  Operating loss included additional LCD panel related expenses resulting from low capacity utilization of S-LCD as well as the above-noted asset impairment of 8.6 billion yen (112 million U.S. dollars) associated with LCD television assets.

Professional, Device & Solutions

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥419.1	¥373.4	-10.9%	$4,849
Operating income (loss)	22.8	(12.3)	-	(160)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 10.9% year-on-year (a 6% decrease on a local currency basis) to 373.4 billion yen (4,849 million U.S. dollars).  Sales to outside customers decreased 3.0% year-on-year.  This was mainly due to a decrease in component sales, primarily of batteries, as a result of lower production capacity in the current quarter due to damage to manufacturing equipment from the Great East Japan Earthquake of March 2011 (the “Earthquake”), and of storage media, which was also affected by damaged manufacturing equipment in addition to market contraction.  Unfavorable foreign exchange rates also contributed to the decrease in sales.

Operating loss of 12.3 billion yen (160 million U.S. dollars) was recorded, compared to operating income of 22.8 billion yen recorded in the same quarter of the previous fiscal year.  This was primarily due to an increase in restructuring charges and unfavorable foreign exchange rates.  Restructuring charges of 21.4 billion yen (278 million U.S. dollars) were recorded in the current quarter, compared to 4.1 billion yen of restructuring charges recorded in the same quarter of the previous fiscal year.  These charges included asset impairments of 18.4 billion yen (239 million U.S. dollars) associated with the anticipated sale of the small- and medium-sized display business to a new company to be established and operated by Innovation Network Corporation of Japan (announced on August 31, 2011).  Categories that unfavorably impacted the change in segment operating results (excluding restructuring charges) include components, reflecting the above-mentioned decrease in sales, as well as semiconductors, resulting from an increase in fixed cost due to significant capital expenditures for an increase in capacity and unfavorable foreign exchange rates.

*    *    *    *    *

Total inventory for the CPS and PDS segments, as of September 30, 2011, was 743.9 billion yen (9,662 million U.S. dollars), a decrease of 76.0 billion yen, or 9.3% year-on-year.  Inventory increased by 24.6 billion yen, or 3.4% compared with the level as of June 30, 2011.

Pictures

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥144.8	¥169.3	+17.0%	$2,199
Operating income (loss)	(4.8)	20.6	-	268

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 17.0% year-on-year (a 29% increase on a U.S. dollar basis) to 169.3 billion yen (2,199 million U.S. dollars), despite the appreciation of the yen.  A major portion of the revenue increase resulted from the sale of a participation interest in Spider-Man merchandising rights in the current quarter.  Other motion picture revenues were virtually unchanged year-on-year as higher television and home entertainment sales of motion picture product were offset by lower theatrical revenues.  Despite the strong performance of The Smurfs in the current quarter, theatrical revenues declined year-on-year as the previous year’s second quarter included strong theatrical performances from several major films.  Television revenues were significantly higher year-on-year due to higher revenues from U.S. network and made-for-cable programming, revenues recognized from the consolidation of Game Show Network, LLC (“GSN”), which was accounted for under the equity method in the second quarter of the previous fiscal year, and higher advertising revenues from SPE’s television network in India.

Operating income of 20.6 billion yen (268 million U.S. dollars) was recorded, compared to a loss of 4.8 billion yen in the same quarter of the previous fiscal year.  This increase was primarily due to the sale of the interest in Spider-Man merchandising rights noted above, which generated 21.4 billion yen (278 million U.S. dollars) of operating income during the current quarter.  The current quarter also benefited from the higher contribution from films released theatrically in the quarter, most notably The Smurfs.  These factors were partially offset by the appreciation of the yen.

Music

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2010	2011	Change in yen	2011
Sales and operating revenue	¥111.0	¥103.6	-6.6%	$1,346
Operating income	8.1	6.3	-21.9	82

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of Sony Music Entertainment, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC, a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 6.6% year-on-year (a 1% decrease on a local currency basis) to 103.6 billion yen (1,346 million U.S. dollars).  The decrease in sales is primarily due to the appreciation of the yen and lower album sales outside of the U.S.  Best selling titles during the quarter included Adele’s 21, Miliyah Kato’s M BEST, JUJU’s YOU, Pitbull’s Planet Pit, and Beyonce’s 4.

Operating income decreased 1.8 billion yen year-on-year to 6.3 billion yen (82 million U.S. dollars) primarily due to a significant increase in restructuring charges, partially offset by a benefit from the recognition of digital license revenue.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2010	2011	Change in yen	2011
Financial services revenue	¥221.9	¥184.1	-17.0%	$2,391
Operating income	43.0	24.5	-43.1	318

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”).  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life discussed below differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue decreased 17.0% year-on-year to 184.1 billion yen (2,391 million U.S. dollars) mainly due to a decrease in revenue at Sony Life.  Revenue at Sony Life decreased 20.4% year-on-year to 153.5 billion yen (1,994 million U.S. dollars) primarily due to a deterioration in investment performance in the separate account as the Japanese stock market declined significantly during the current quarter compared with the relatively stable conditions in the same quarter of the previous fiscal year.  Insurance premium revenue increased, reflecting a higher policy amount in force.

Operating income decreased 18.5 billion yen year-on-year to 24.5 billion yen (318 million U.S. dollars) primarily due to a decrease in operating income at Sony Life.  Operating income at Sony Life decreased 25.5 billion yen year-on-year to 19.1 billion yen (249 million U.S. dollars).  This decrease was primarily due to a decline in net gains on sales of securities in the general account.

Sony Ericsson

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding Sony’s operating performance.

	(Millions of euros)
	Quarter ended September 30
	2010	2011	Change in euros
Sales and operating revenue	€1,603	€1,586	-1.1%
Income before taxes	65	31	-52.7
Net income (loss)	51	(0)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended September 30, 2011 decreased 1.1% year-on-year to 1,586 million euros.  Although total volume declined due to the lower number of feature phones shipped, total sales decreased only slightly due to an increase in average selling price, which resulted from a higher portion of smartphone shipments.  Income before taxes decreased 34 million euros year-on-year to 31 million euros due to lower gross margin, partially offset by lower operating expenses.  The year-on-year decline in gross margin was attributed to product and geographic mix.

As a result, Sony recorded equity in net loss of Sony Ericsson of 0.03 billion yen (0.3 million U.S. dollars) for the current quarter, compared to income of 2.6 billion yen in the same quarter of the previous fiscal year.

Consolidated Results for the Six Months ended September 30, 2011

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2011 and 2010, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2011 (“the current six months”) decreased 9.6% year-on-year to 3,069.9 billion yen (39,869 million U.S. dollars).  This was primarily due to a decrease in sales of the CPS and PDS segments described below.

During the current six months, the average rates of the yen were 78.8 yen against the U.S. dollar and 112.3 yen against the euro, which were 11.6% higher and essentially flat, respectively, as compared with the same period in the previous fiscal year.  On a local currency basis, consolidated sales decreased 4%.  For references to sales on a local currency basis, see Note on page 9.

In the CPS segment, sales decreased due to lower sales of products such as LCD televisions and PCs.  In the PDS segment, the decrease in sales was mainly due to lower component sales, primarily reflecting lower sales of batteries resulting from lower production capacity in the current six months due to damage to manufacturing equipment by the Earthquake, and a decline in sales of storage media, which was affected by Earthquake damage and market contraction.  Unfavorable foreign exchange rates also negatively impacted year-on-year sales. In the Pictures segment, despite the appreciation of the yen, sales increased primarily due to the sale of a participation interest in Spider-Man merchandising rights, higher advertising revenues from SPE’s television network in India and revenue recognized from the consolidation of GSN, which was accounted for under the equity method in the same period of the previous fiscal year.  In the Music segment, sales decreased primarily due to the impact of the appreciation of the yen.  In the Financial Services segment, revenue decreased slightly due to lower revenue at SFI, mainly as a result of the deconsolidation of its lease and rental business.

Operating income decreased 109.8 billion yen year-on-year to 25.9 billion yen (336 million U.S. dollars).  This was primarily due to lower operating income in the CPS and PDS segments described below.

In the CPS segment, operating results deteriorated year-on-year and an operating loss was recorded primarily due to a decrease in gross profit as a result of lower sales and a deterioration in the cost of sales ratio, partially offset by a decrease in selling, general and administrative expenses.  Operating results in the PDS segment deteriorated to an operating loss, primarily due to a significant increase in restructuring charges, a decrease in gross profit from lower sales and unfavorable foreign exchange rates.  In the Pictures segment, operating income was recorded compared to a loss in the same period of the previous fiscal year, an improvement primarily attributed to the sale of the interest in Spider-Man merchandising rights noted above.  In the Music segment, operating income increased due to the strong performance of key releases in the U.S. and the benefit from the recognition of digital license revenue, partially offset by significantly higher restructuring charges.  In the Financial Services segment, operating income decreased primarily due to a decline in net gains on sales of securities in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 30.6 billion yen (397 million U.S. dollars) for the current six months compared to 23.7 billion yen for the same period of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, was 3.7 billion yen (48 million U.S. dollars) compared to equity in net income of 11.7 billion yen in the same period of the previous fiscal year.  Sony recorded equity in net loss of 3.1 billion yen (40 million U.S. dollars) for Sony Ericsson during the current six months compared to income of 3.2 billion yen in the same period of the previous fiscal year.  This decrease was primarily due to a decrease in volume caused by a constrained supply of critical components as a result of the Earthquake.  Equity in net loss for S-LCD was 1.5 billion yen (19 million U.S. dollars), compared to equity in net income of 6.7 billion yen in the same period of the previous fiscal year.

The net effect of other income and expenses was an expense of 2.7 billion yen (35 million U.S. dollars), compared to income of 6.0 billion yen in the same period of the previous fiscal year, primarily due to a decrease in net foreign exchange gain.

Income before income taxes decreased 118.4 billion yen to 23.2 billion yen (301 million U.S. dollars) due to the lower operating results noted above.

Income taxes: During the current six months, Sony recorded 45.9 billion yen (596 million U.S. dollars) of income tax expense.  In the fiscal year ended March 31, 2011, a valuation allowance was established for Sony Corporation and its national tax filing group in Japan against certain deferred tax assets.  During the current fiscal year, Sony continued to not recognize the tax benefits associated with losses at Sony Corporation and its national tax filing group in Japan.  As a result, Sony’s effective tax rate for the current six months exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders for the current six months was 42.5 billion yen (552 million U.S. dollars), compared to net income of 56.9 billion yen in the same period of the previous fiscal year.

Cash Flows (for the six months ended September 30, 2011)

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14 respectively.

Operating Activities: During the current six months, there was a net cash inflow of 149.3 billion yen (1,939 million U.S. dollars) from operating activities, an increase of 36.5 billion yen, or 32.3% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 49.6 billion yen (644 million U.S. dollars) for the current six months, a decrease of 22.4 billion yen, or 31.1% year-on-year.  This decrease was mainly due to smaller increases in inventories and in receivables, included in other current assets, from third-party original equipment and design manufacturers.  This was partially offset by a decrease in cash contribution from net income after taking into account depreciation and amortization and a smaller increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 207.2 billion yen (2,691 million U.S. dollars), an increase of 16.4 billion yen, or 8.6% year-on-year.  This increase was primarily due to an increase in revenue from insurance premiums, reflecting higher policy amount in force at Sony Life.  This was partially offset by an increase in receivables, other, included in other current assets, as a result of outsourcing the collection of Sony Life insurance premiums to a third-party agency.

Investing Activities: During the current six months, Sony used 417.7 billion yen (5,425 million U.S. dollars) of net cash in investing activities, a decrease of 3.6 billion yen, or 0.9% year-on-year.

For all segments excluding the Financial Services segment, 155.7 billion yen (2,022 million U.S. dollars) was used, an increase of 109.2 billion yen, or 234.8% year-on-year.  This increase was primarily due to an increase in the purchase of semiconductor manufacturing equipment in the current six months, as well as proceeds from the sale of a portion of Sony’s equity interest in the Nitra factory in Slovakia in the same period of the previous fiscal year.

The Financial Services segment used 258.0 billion yen (3,351 million U.S. dollars) of net cash, a decrease of 88.4 billion yen, or 25.5% year-on-year.  This decrease was mainly due to a smaller increase in payments for investments and advances associated with portfolio changes in the securities investments held by Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the current period was 205.3 billion yen (2,666 million U.S. dollars), an increase of 86.8 billion yen, or 73.2% year-on-year.

Financing Activities: During the current six months, 24.0 billion yen (311 million U.S. dollars) of net cash was provided by financing activities, an increase of 6.8 billion yen, or 39.8% year-on-year.  For all segments excluding the Financial Services segment, there was a 16.0 billion yen (208 million U.S. dollars) net cash outflow, a decrease of 103.5 billion yen, or 86.6% year-on-year.  This decrease was primarily due to a greater increase in short-term borrowings in the current period year-on-year.  In the Financial Services segment, financing activities generated 27.6 billion yen (359 million U.S. dollars) of net cash, a decrease of 74.7 billion yen, or 73.0% year-on-year.  This decrease was primarily due to a smaller increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2011 was 719.0 billion yen (9,338 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 575.2 billion yen (7,470 million U.S. dollars) at September 30, 2011, a decrease of 272.2 billion yen, or 32.1%, compared with the balance as of March 31, 2011.  This was a decrease of 108.7 billion yen, or 15.9%, compared with the balance as of September 30, 2010.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 733.3 billion yen (9,524 million U.S. dollars) of unused committed lines of credit with financial institutions.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 143.8 billion yen (1,868 million U.S. dollars) at September 30, 2011, a decrease of 23.2 billion yen, or 13.9%, compared with the balance as of March 31, 2011.  This was a decrease of 9.5 billion yen, or 6.2%, compared with the balance as of September 30, 2010.

*  Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2010	2011	2011

Net cash provided by operating activities reported in the consolidated	¥112.8	¥149.3	$1,939
statements of cash flows
Net cash used in investing activities reported in the consolidated	(421.3)	(417.7)	(5,425)
statements of cash flows
	(308.5)	(268.4)	(3,486)

Less: Net cash provided by operating activities within the Financial	190.8	207.2	2,691
Services segment
Less: Net cash used in investing activities within the Financial	(346.5)	(258.0)	(3,351)
Services segment
Eliminations **	34.3	12.3	160

Cash flow used in operating and investing activities combined	¥(118.5)	¥(205.3)	$(2,666)
excluding the Financial Services segment’s activities

** Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter and six month period of the previous fiscal year to local currency-denominated monthly sales in the current quarter and six month period.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2012

The forecast for consolidated results for the fiscal year ending March 31, 2012, as announced on July 28, 2011, has been revised as per the table below.

	(Billions of yen)
	November Forecast	Change from July Forecast	July Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Sales and operating revenue	¥6,500	-9.7%	¥7,200	-9.5%	¥7,181.3
Operating income	20	-90.0	200	-90.0	199.8
Income before income taxes	10	-94.4	180	-95.1	205.0
Net income (loss) attributable to	(90)	-	60	-	(259.6)
Sony Corporation’s stockholders

Assumed foreign currency exchange rates for the second half of the fiscal year ending March 31, 2012: approximately 75 yen against the U.S. dollar and approximately 105 yen against the euro.  (Assumed foreign exchange rates used in the July forecast, for the period from the second quarter through the fourth quarter of the current fiscal year: approximately 80 yen against the U.S. dollar and approximately 115 yen against the euro.)

Consolidated sales for the fiscal year ending March 31, 2012 are expected to be 6,500 billion yen, significantly below the July forecast.  This change is primarily due to the impact of Sony’s updated foreign exchange rate assumptions to account for the further appreciation of the yen, the impact of the October 2011 floods in Thailand (“the Floods”) and the impact of lower expected sales primarily in the CPS and PDS segments, mainly in Europe and the U.S.

Consolidated operating income is expected to be 20 billion yen, 180 billion yen below the July forecast.  The primary reasons for this change are as follows:

●	Consolidated operating income is expected to be approximately 65 billion yen below the July forecast due to unfavorable foreign exchange rates, primarily affecting the CPS and PDS segments.

●
Due to direct damage from inundation of Sony’s manufacturing facilities and difficulty in procuring parts and components resulting from the Floods, Sony’s business operations are being negatively impacted primarily due to temporary cessation of production at several manufacturing facilities and postponement of certain product launches.  At present, Sony anticipates that the impact on operating income for the fiscal year ending March 31, 2012 will be incurred mainly in the CPS and PDS segments.  After giving effect to insurance policies that Sony has in place, Sony expects the full fiscal year negative impact, net of insurance, to be approximately 25 billion yen.  The net impact of the Floods is currently being evaluated.  However, for purposes of the forecast, it is calculated based on the current judgment of management based on the information available as of November 2, 2011.

●
Operating results in the CPS segment are expected to be approximately 115 billion yen below the July forecast.  This is primarily due to lower expected sales and unfavorable foreign exchange rates.  Operating loss from LCD televisions is expected to increase significantly from the July forecast.  This change results primarily from lower unit sales forecast, price competition, unfavorable foreign exchange rates and impairments of fixed assets.  Reflecting the slowdown in industry growth, Sony is changing its strategic direction from significant volume expansion in mid-term and implementing various measurements.  (The above-noted unfavorable impact of foreign exchange rates is included, but the impact of the Floods is not included.)

●
Operating results in the PDS segment are expected to be approximately 25 billion yen below the July forecast, primarily due to lower expected sales and unfavorable foreign exchange rates, partially offset by the anticipated additional benefit of expense reductions, including fixed costs.  (The above-noted unfavorable impact of foreign exchange rates is included, but the impact of the Floods is not included.)

●	The forecasts for operating income in the Pictures, Music and Financial Services segments are expected to be lower than the July forecast by approximately 5, 5 and 10 billion yen, respectively.

●
A non-cash gain, currently estimated at approximately 50 billion yen, is expected to be recorded in operating income on the 50% equity stake Sony currently holds in Sony Ericsson, once that entity is fully consolidated within Sony, which is expected to occur in the fourth quarter of the current fiscal year (announced on October 27, 2011).  Sony is required to remeasure the 50% equity interest in Sony Ericsson that it owned prior to the acquisition at the fair value of such interest at the time control is obtained.*

●
The annual forecast for equity in net income (loss) of affiliated companies is expected to be approximately 30 billion yen below the July forecast, primarily due to a deterioration of equity in net income (loss) of Sony Ericsson.  Due to its 100% consolidation anticipated in the fourth quarter ending March 31, 2012, equity earnings of Sony Ericsson are included in Sony’s equity in net income (loss) of affiliated companies through December 31, 2011. Operating results of Sony Ericsson are fully incorporated in Sony’s consolidated operating results expected for the fourth quarter ending March 31, 2012.*

Income before income taxes is expected to be 170 billion yen below the July forecast because operating income is expected to be below the July forecast, partially offset by an expected net foreign exchange gain due to the appreciation of the yen.

Net income attributable to Sony Corporation’s stockholders is expected to be 150 billion yen below the July forecast.  This is primarily due to a lower income before income taxes compared to the July forecast.

*
The full impact of Sony Ericsson’s 100% consolidation is currently being evaluated. However, for purposes of the forecast, the impact of the above-noted non-cash gain and operating results of Sony Ericsson for the quarter ending March 31, 2012 are calculated and included in the current fiscal year forecast based on the current judgment of management based on the information available as of November 2, 2011.

The current fiscal year’s forecast for research and development expenses has been revised as per the table below from the forecast announced on July 28, 2011.  The current fiscal year’s forecast for capital expenditures and depreciation and amortization remains unchanged.  Any financial impact related to the 100% consolidation of Sony Ericsson is not included in the figures in the table below.

	(Billions of yen)
	November Forecast	Change from uly Forecast	July Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Capital expenditures	¥330	-%	¥330	+61.1%	¥204.9
(additions to Property, Plant and
Equipment)*
Depreciation and amortization**	340	-	340	+4.5	325.4
[for Property, Plant and	230	-	230	+7.8	213.4	]
Equipment (included above)
Research and development	450	-2.2	460	+5.4	426.8
expenses

*	Investments in equity affiliates are not included within capital expenditures.
**	Depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Supplemental Information
In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income of affiliated companies, restructuring charges and LCD television asset impairment is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.

	(Billions of yen)
	November Forecast	Change from July Forecast	July Forecast	Change from March 31, 2011 Actual Results	March 31, 2011 Actual Results
Operating income	¥20	-90.0%	¥200	-90.0%	¥199.8
Less: Equity in net income (loss) of	(15)	-	15	-	14.1
affiliated companies
Add: Restructuring charges, net,	50	+100.0	25	-25.5	67.1
recorded within operating
expenses*
Add: LCD television asset	13	-	-	-	-
impairment**
Operating income, as adjusted	¥98	+27.6%	¥210	-6.0%	¥252.8

Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

* The primary reason for an increase in restructuring charges compared to the July forecast is due to including the above noted asset impairment of 18.4 billion yen incurred in association with the anticipated sale of the small- and medium-sized display business in the restructuring charges.

** The 13.0 billion yen loss on impairment, a non-cash charge recorded within operating results includes 8.6 billion yen loss incurred in the second quarter ended September 30, 2011 which primarily reflects a decrease in the estimated fair value of long-lived assets associated with the LCD television asset group.  The corresponding estimated future cash flows leading to the impairment charge reflect the impact of the continued deterioration in LCD television market conditions in Europe and the U.S. as well as the impact of unfavorable foreign exchange rates.  In addition, included in the forecast is long-lived assets expected to be acquired in the remainder of the current fiscal year and subject to impairment within the LCD television asset group.  Sony has not included these losses on impairment in restructuring charges.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life, due to market fluctuations since October 1, 2011, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be through the end of the current fiscal year.  Accordingly, these market fluctuations could further impact the current forecast.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand.  Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Sam Levenson	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/11q2_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from	September 30
ASSETS	2011	2011	March 31, 2011	2011
Current assets:
Cash and cash equivalents	¥1,014,412	¥719,020	¥-295,392	$9,338
Marketable securities	646,171	582,152	-64,019	7,560
Notes and accounts receivable, trade	834,221	790,272	-43,949	10,263
Allowance for doubtful accounts and sales returns	(90,531)	(69,344)	+21,187	(901)
Inventories	704,043	834,354	+130,311	10,836
Deferred income taxes	133,059	94,848	-38,211	1,232
Prepaid expenses and other current assets	602,671	669,946	+67,275	8,701
Total current assets	3,844,046	3,621,248	-222,798	47,029

Film costs	275,389	267,372	-8,017	3,472

Investments and advances:
Affiliated companies	221,993	178,268	-43,725	2,315
Securities investments and other	5,670,662	5,977,249	+306,587	77,627
	5,892,655	6,155,517	+262,862	79,942

Property, plant and equipment:
Land	145,968	141,522	-4,446	1,838
Buildings	868,615	823,250	-45,365	10,692
Machinery and equipment	2,016,956	1,942,250	-74,706	25,224
Construction in progress	53,219	39,095	-14,124	508
	3,084,758	2,946,117	-138,641	38,262
Less-Accumulated depreciation	2,159,890	2,017,722	-142,168	26,205
	924,868	928,395	+3,527	12,057
Other assets:
Intangibles, net	391,122	367,631	-23,491	4,774
Goodwill	469,005	449,708	-19,297	5,840
Deferred insurance acquisition costs	428,262	429,454	+1,192	5,577
Deferred income taxes	239,587	198,417	-41,170	2,577
Other	460,054	452,090	-7,964	5,873
	1,988,030	1,897,300	-90,730	24,641
Total assets	¥12,924,988	¥12,869,832	¥-55,156	$167,141

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥53,737	¥123,412	¥ +69,675	$1,603
Current portion of long-term debt	109,614	268,041	+158,427	3,481
Notes and accounts payable, trade	793,275	825,492	+32,217	10,721
Accounts payable, other and accrued expenses	1,013,037	945,032	-68,005	12,273
Accrued income and other taxes	79,076	80,149	+1,073	1,041
Deposits from customers in the banking business	1,647,752	1,644,317	-3,435	21,355
Other	430,488	417,537	-12,951	5,422
Total current liabilities	4,126,979	4,303,980	+177,001	55,896

Long-term debt	812,235	616,855	-195,380	8,011
Accrued pension and severance costs	271,320	265,139	-6,181	3,443
Deferred income taxes	306,227	306,388	+161	3,979
Future insurance policy benefits and other	4,225,373	4,403,792	+178,419	57,192
Other	226,952	177,889	-49,063	2,311
Total liabilities	9,969,086	10,074,043	+104,957	130,832

Redeemable noncontrolling interest	19,323	17,963	-1,360	233

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,921	630,923	+2	8,194
Additional paid-in capital	1,159,666	1,159,278	-388	15,056
Retained earnings	1,566,274	1,511,249	-55,025	19,627
Accumulated other comprehensive income	(804,204)	(927,968)	-123,764	(12,053)
Treasury stock, at cost	(4,670)	(4,637)	+33	(60)
	2,547,987	2,368,845	-179,142	30,764

Noncontrolling interests	388,592	408,981	+20,389	5,312
Total equity	2,936,579	2,777,826	-158,753	36,076
Total liabilities and equity	¥12,924,988	¥12,869,832	¥-55,156	$167,141

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended September 30
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥1,494,434	¥1,372,196		$17,821
Financial services revenue	219,476	183,359		2,381
Other operating revenue	19,242	19,434		252
	1,733,152	1,574,989	-9.1%	20,454
Costs and expenses:
Cost of sales	1,127,627	1,041,977		13,532
Selling, general and administrative	363,395	345,393		4,486
Financial services expenses	175,751	158,485		2,058
(Gain) loss on sale, disposal or impairment of assets and other, net	2,797	31,891		414
	1,669,570	1,577,746	-5.5	20,490

Equity in net income of affiliated companies	5,069	1,122	-77.9	15

Operating income (loss)	68,651	(1,635)	-	(21)

Other income:
Interest and dividends	2,467	2,341		30
Foreign exchange gain, net	3,800	5,585		73
Other	2,970	3,274		42
	9,237	11,200	+21.3	145

Other expenses:
Interest	5,860	6,449		84
Loss on devaluation of securities investments	6,682	536		7
Other	2,637	2,485		32
	15,179	9,470	-37.6	123

Income before income taxes	62,709	95	-99.8	1

Income taxes	20,746	18,358		238

Net income (loss)	41,963	(18,263)	-	(237)

Less - Net income attributable to noncontrolling interests	10,817	8,714		113

Net income (loss) attributable to Sony Corporation's stockholders	¥31,146	¥(26,977)	-%	$(350)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥31.04	¥(26.88)	-%	$(0.35)
— Diluted	31.00	(26.88)	-	(0.35)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Six months ended September 30
	2010	2011	Change from 2010	2011
Sales and operating revenue:
Net sales	¥2,967,907	¥2,648,136		$34,392
Financial services revenue	386,074	384,262		4,990
Other operating revenue	40,220	37,512		487
	3,394,201	3,069,910	-9.6%	39,869
Costs and expenses:
Cost of sales	2,236,918	2,015,546		26,177
Selling, general and administrative	723,165	665,539		8,643
Financial services expenses	311,851	330,133		4,287
(Gain) loss on sale, disposal or impairment of assets and other, net	(1,667)	29,114		378
	3,270,267	3,040,332	-7.0	39,485

Equity in net income (loss) of affiliated companies	11,733	(3,713)	-	(48)

Operating income	135,667	25,865	-80.9	336

Other income:
Interest and dividends	5,680	6,615		86
Foreign exchange gain, net	17,731	1,950		25
Other	5,884	5,592		72
	29,295	14,157	-51.7	183

Other expenses:
Interest	11,962	12,561		163
Loss on devaluation of securities investments	6,683	814		11
Other	4,697	3,433		44
	23,342	16,808	-28.0	218

Income before income taxes	141,620	23,214	-83.6	301

Income taxes	64,419	45,892		596

Net income (loss)	77,201	(22,678)	-	(295)

Less - Net income attributable to noncontrolling interests	20,318	19,801		257

Net income (loss) attributable to Sony Corporation's stockholders	¥56,883	¥(42,479)	-%	$(552)

Per share data:
Net income (loss) attributable to Sony Corporation's stockholders
— Basic	¥56.68	¥(42.33)	-%	$(0.55)
— Diluted	56.61	(42.33)	-	(0.55)

Supplemental equity and comprehensive income information

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥2,965,905	¥319,650	¥3,285,555
Exercise of stock acquisition rights	42	13	55
Stock based compensation	912		912

Comprehensive income:
Net income	56,883	20,318	77,201
Other comprehensive income, net of tax
Unrealized gains on securities	2,896	3,301	6,197
Unrealized losses on derivative instruments	(1,966)		(1,966)
Pension liability adjustment	3,505		3,505
Foreign currency translation adjustments	(134,227)	(677)	(134,904)
Total comprehensive income (loss)	(72,909)	22,942	(49,967)

Dividends declared	(12,544)	(4,895)	(17,439)
Transactions with noncontrolling interests shareholders and other	(76)	(146)	(222)
Balance at September 30, 2010	¥2,881,330	¥337,564	¥3,218,894

Balance at March 31, 2011	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	4	62	66
Stock based compensation	1,110		1,110

Comprehensive income:
Net income (loss)	(42,479)	19,801	(22,678)
Other comprehensive income, net of tax
Unrealized gains on securities	11,892	7,203	19,095
Unrealized gains on derivative instruments	1,829		1,829
Pension liability adjustment	2,078		2,078
Foreign currency translation adjustments	(139,563)	(1,162)	(140,725)
Total comprehensive income (loss)	(166,243)	25,842	(140,401)

Dividends declared	(12,545)	(6,101)	(18,646)
Transactions with noncontrolling interests shareholders and other	(1,468)	586	(882)
Balance at September 30, 2011	¥2,368,845	¥408,981	¥2,777,826

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	$33,091	$5,047	$38,138
Exercise of stock acquisition rights	-	1	1
Stock based compensation	14		14

Comprehensive income:
Net income (loss)	(552)	256	(296)
Other comprehensive income, net of tax
Unrealized gains on securities	154	94	248
Unrealized gains on derivative instruments	24		24
Pension liability adjustment	27		27
Foreign currency translation adjustments	(1,813)	(15)	(1,828)
Total comprehensive income (loss)	(2,160)	335	(1,825)

Dividends declared	(163)	(79)	(242)
Transactions with noncontrolling interests shareholders and other	(18)	8	(10)
Balance at September 30, 2011	$30,764	$5,312	$36,076

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2010	2011	2011
Cash flows from operating activities:
Net income (loss)	¥77,201	¥(22,678)	$(295)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred insurance acquisition costs	167,675	161,566	2,098
Amortization of film costs	106,755	77,394	1,005
Stock-based compensation expense	970	1,165	15
Accrual for pension and severance costs, less payments	(9,274)	127	2
(Gain) loss on sale, disposal or impairment of assets and other, net	(1,667)	29,114	378
Loss on devaluation of securities investments	6,683	814	11
Loss on revaluation of marketable securities held in the financial	22,361	24,513	318
service business for trading purpose, net
Loss on revaluation or impairment of securities investments held	2,917	8,770	114
in the financial service business, net
Deferred income taxes	(5,794)	(15,759)	(205)
Equity in net (income) losses of affiliated companies, net of dividends	(11,721)	19,078	248
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	31,848	(26,568)	(345)
Increase in inventories	(333,527)	(197,318)	(2,563)
Increase in film costs	(110,586)	(91,296)	(1,186)
Increase in notes and accounts payable, trade	165,059	75,387	979
Increase in accrued income and other taxes	7,793	10,265	133
Increase in future insurance policy benefits and other	115,758	140,622	1,826
Increase in deferred insurance acquisition costs	(33,775)	(35,172)	(457)
Increase in marketable securities held in the financial service business for trading purpose	(13,559)	(16,304)	(212)
Increase in other current assets	(193,314)	(91,790)	(1,192)
Increase in other current liabilities	35,373	16,539	215
Other	85,653	80,843	1,052
Net cash provided by operating activities	112,829	149,312	1,939

Cash flows from investing activities:
Payments for purchases of fixed assets	(130,919)	(184,209)	(2,392)
Proceeds from sales of fixed assets	6,950	6,124	80
Payments for investments and advances by financial service business	(974,501)	(503,407)	(6,538)
Payments for investments and advances (other than financial service business)	(14,977)	(11,095)	(144)
Proceeds from sales or return of investments and collections of advances	638,339	247,931	3,220
by financial service business
Proceeds from sales or return of investments and collections of advances	5,187	21,344	277
(other than financial service business)
Proceeds from sales of businesses	46,067	2,502	32
Other	2,521	3,075	40
Net cash used in investing activities	(421,333)	(417,735)	(5,425)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	796	839	11
Payments of long-term debt	(113,208)	(77,737)	(1,010)
Increase in short-term borrowings, net	21,119	77,897	1,012
Increase in deposits from customers in the financial service business, net	125,987	42,346	550
Dividends paid	(12,498)	(12,505)	(162)
Other	(5,066)	(6,890)	(90)
Net cash provided by financing activities	17,130	23,950	311

Effect of exchange rate changes on cash and cash equivalents	(63,022)	(50,919)	(661)

Net decrease in cash and cash equivalents	(354,396)	(295,392)	(3,836)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	13,174

Cash and cash equivalents at end of the period	¥837,212	¥719,020	$9,338

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2010	2011	Change	2011
Consumer Products & Services
Customers	¥862,971	¥756,247	-12.4%	$9,821
Intersegment	25,982	23,461		305
Total	888,953	779,708	-12.3	10,126

Professional, Device & Solutions
Customers	273,127	264,846	-3.0	3,440
Intersegment	145,965	108,541		1,409
Total	419,092	373,387	-10.9	4,849

Pictures
Customers	144,785	169,251	+16.9	2,198
Intersegment	-	80		1
Total	144,785	169,331	+17.0	2,199

Music
Customers	107,830	100,396	-6.9	1,304
Intersegment	3,157	3,242		42
Total	110,987	103,638	-6.6	1,346

Financial Services
Customers	219,476	183,359	-16.5	2,381
Intersegment	2,396	740		10
Total	221,872	184,099	-17.0	2,391

All Other
Customers	97,076	84,639	-12.8	1,099
Intersegment	14,798	14,578		190
Total	111,874	99,217	-11.3	1,289

Corporate and elimination	(164,411)	(134,391)	-	(1,746)
Consolidated total	¥1,733,152	¥1,574,989	-9.1%	$20,454

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with All Other. Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment. Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer Products & Services	¥953	¥(34,557)	-%	$(449)
Professional, Device & Solutions	22,835	(12,345)	-	(160)
Pictures	(4,824)	20,604	-	268
Music	8,103	6,326	-21.9	82
Financial Services	43,009	24,478	-43.1	318
Equity in net income (loss) of Sony Ericsson	2,642	(25)	-	(0)
All Other	1,109	(3,527)	-	(47)
Total	73,827	954	-98.7	12

Corporate and elimination	(5,176)	(2,589)	-	(33)
Consolidated total	¥68,651	¥(1,635)	-%	$(21)

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5. Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies. Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2010	2011	Change	2011
Consumer Products & Services
Customers	¥1,735,143	¥1,470,864	-15.2%	$19,102
Intersegment	45,442	41,109		534
Total	1,780,585	1,511,973	-15.1	19,636

Professional, Device & Solutions
Customers	540,863	487,979	-9.8	6,337
Intersegment	248,924	195,090		2,534
Total	789,787	683,069	-13.5	8,871

Pictures
Customers	276,870	313,627	+13.3	4,073
Intersegment	-	103		1
Total	276,870	313,730	+13.3	4,074

Music
Customers	214,920	207,726	-3.3	2,698
Intersegment	6,339	5,530		72
Total	221,259	213,256	-3.6	2,770

Financial Services
Customers	386,074	384,262	-0.5	4,990
Intersegment	4,793	1,475		20
Total	390,867	385,737	-1.3	5,010

All Other
Customers	186,814	173,373	-7.2	2,252
Intersegment	31,885	29,422		382
Total	218,699	202,795	-7.3	2,634

Corporate and elimination	(283,866)	(240,650)	-	(3,126)
Consolidated total	¥3,394,201	¥3,069,910	-9.6%	$39,869

Consumer Products & Services (“CPS”) intersegment amounts primarily consist of transactions with All Other. Professional, Device & Solutions (“PDS”) intersegment amounts primarily consist of transactions with the CPS segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment. Corporate and elimination includes certain brand and patent royalty income.

Operating income (loss)	2010	2011	Change	2011
Consumer Products & Services	¥29,496	¥(32,867)	-%	$(427)
Professional, Device & Solutions	40,590	(10,007)	-	(130)
Pictures	(1,964)	24,906	-	323
Music	15,596	18,420	+18.1	239
Financial Services	72,985	53,174	-27.1	691
Equity in net income (loss) of Sony Ericsson	3,224	(3,081)	-	(40)
All Other	(2,822)	(6,506)	-	(84)
Total	157,105	44,039	-72.0	572

Corporate and elimination	(21,438)	(18,174)	-	(236)
Consolidated total	¥135,667	¥25,865	-80.9%	$336

The 2010 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 5. Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies. Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Consumer Products & Services
Televisions	¥260,820	¥214,038	-17.9%	$2,780
Home Audio and Video	58,741	54,516	-7.2	708
Digital Imaging	162,492	142,829	-12.1	1,855
Personal and Mobile Products	203,890	182,521	-10.5	2,370
Game	171,332	158,154	-7.7	2,054
Other	5,696	4,189	-26.5	54
Total	862,971	756,247	-12.4	9,821

Professional, Device & Solutions
Professional Solutions	73,601	81,217	+10.3	1,055
Semiconductors	93,494	102,849	+10.0	1,336
Components	103,647	77,213	-25.5	1,003
Other	2,385	3,567	+49.6	46
Total	273,127	264,846	-3.0	3,440

Pictures	144,785	169,251	+16.9	2,198
Music	107,830	100,396	-6.9	1,304
Financial Services	219,476	183,359	-16.5	2,381
All Other	97,076	84,639	-12.8	1,099
Corporate	27,887	16,251	-41.7	211
Consolidated total	¥1,733,152	¥1,574,989	-9.1%	$20,454

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Consumer Products & Services
Televisions	¥552,755	¥455,774	-17.5%	$5,919
Home Audio and Video	121,115	107,828	-11.0	1,400
Digital Imaging	334,723	273,878	-18.2	3,557
Personal and Mobile Products	402,365	345,682	-14.1	4,489
Game	313,434	283,407	-9.6	3,681
Other	10,751	4,295	-60.1	56
Total	1,735,143	1,470,864	-15.2	19,102

Professional, Device & Solutions
Professional Solutions	141,360	133,921	-5.3	1,739
Semiconductors	183,727	193,968	+5.6	2,519
Components	210,851	153,523	-27.2	1,994
Other	4,925	6,567	+33.3	85
Total	540,863	487,979	-9.8	6,337

Pictures	276,870	313,627	+13.3	4,073
Music	214,920	207,726	-3.3	2,698
Financial Services	386,074	384,262	-0.5	4,990
All Other	186,814	173,373	-7.2	2,252
Corporate	53,517	32,079	-40.1	417
Consolidated total	¥3,394,201	¥3,069,910	-9.6%	$39,869

The above tables include a breakdown of CPS segment and PDS segment sales and operating revenue to customers which is shown in the Business Segment Information on pages F-6 and F-7.  Sony management views the CPS segment and the PDS segment as single operating segments.  However, Sony believes that the breakdown of CPS segment and PDS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012.  In connection with the realignment, all prior period sales amounts by product category in the tables above have been restated to conform to the current presentation.

In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services.

In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥538,176	¥482,461	-10.4%	$6,266
United States	337,425	296,556	-12.1	3,851
Europe	348,018	293,486	-15.7	3,811
China	156,306	154,041	-1.4	2,001
Asia-Pacific	175,062	155,177	-11.4	2,015
Other Areas	178,165	193,268	+8.5	2,510
Total	¥1,733,152	¥1,574,989	-9.1%	$20,454

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2010	2011	Change	2011
Japan	¥994,273	¥968,474	-2.6%	$12,578
United States	697,464	570,954	-18.1	7,415
Europe	678,650	560,328	-17.4	7,277
China	299,759	268,207	-10.5	3,483
Asia-Pacific	364,060	331,222	-9.0	4,302
Other Areas	359,995	370,725	+3.0	4,814
Total	¥3,394,201	¥3,069,910	-9.6%	$39,869

The 2010 geographic information in the tables above has been restated to reflect the change in geographic classification.
Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1)	Europe:	United Kingdom, France, Germany, Russia and Spain
(2)	Asia-Pacific:	India, South Korea and Oceania
(3)	Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥167,009	¥143,830	$1,868
Marketable securities	643,171	578,701	7,516
Other	146,566	149,959	1,947
	956,746	872,490	11,331

Investments and advances	5,580,418	5,880,178	76,366
Property, plant and equipment	30,034	13,004	169
Other assets:
Deferred insurance acquisition costs	428,262	429,454	5,577
Other	66,944	42,406	551
	495,206	471,860	6,128
	¥7,062,404	¥7,237,532	$93,994
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥23,191	¥13,343	$173
Notes and accounts payable, trade	1,705	1,308	17
Deposits from customers in the banking business	1,647,752	1,644,317	21,355
Other	209,168	208,804	2,712
	1,881,816	1,867,772	24,257

Long-term debt	16,936	6,727	87
Future insurance policy benefits and other	4,225,373	4,403,792	57,192
Other	209,040	218,657	2,840
Total liabilities	6,333,165	6,496,948	84,376

Equity:
Stockholders' equity of Financial Services	727,955	738,639	9,593
Noncontrolling interests	1,284	1,945	25
Total equity	729,239	740,584	9,618

	¥7,062,404	¥7,237,532	$93,994

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥847,403	¥575,190	$7,470
Marketable securities	3,000	3,451	44
Notes and accounts receivable, trade	742,297	720,252	9,354
Other	1,314,419	1,465,167	19,029
	2,907,119	2,764,060	35,897

Film costs	275,389	267,372	3,472
Investments and advances	345,660	307,852	3,998
Investments in Financial Services, at cost	115,806	115,773	1,504
Property, plant and equipment	894,834	915,391	11,888
Other assets	1,526,389	1,430,048	18,572
	¥6,065,197	¥5,800,496	$75,331
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥152,664	¥387,516	$5,033
Notes and accounts payable, trade	791,570	824,184	10,704
Other	1,320,741	1,239,805	16,101
	2,264,975	2,451,505	31,838

Long-term debt	799,389	613,736	7,971
Accrued pension and severance costs	257,395	250,419	3,252
Other	401,938	314,827	4,088
Total liabilities	3,723,697	3,630,487	47,149

Redeemable noncontrolling interest	19,323	17,963	233

Equity:
Stockholders' equity of Sony without Financial Services	2,217,106	2,043,405	26,538
Noncontrolling interests	105,071	108,641	1,411
Total equity	2,322,177	2,152,046	27,949

	¥6,065,197	¥5,800,496	$75,331

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	September 30
ASSETS	2011	2011	2011
Current assets:
Cash and cash equivalents	¥1,014,412	¥719,020	$9,338
Marketable securities	646,171	582,152	7,560
Notes and accounts receivable, trade	743,690	720,928	9,362
Other	1,439,773	1,599,148	20,769
	3,844,046	3,621,248	47,029

Film costs	275,389	267,372	3,472
Investments and advances	5,892,655	6,155,517	79,942
Property, plant and equipment	924,868	928,395	12,057
Other assets:
Deferred insurance acquisition costs	428,262	429,454	5,577
Other	1,559,768	1,467,846	19,064
	1,988,030	1,897,300	24,641
	¥12,924,988	¥12,869,832	$167,141
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥163,351	¥391,453	$5,084
Notes and accounts payable, trade	793,275	825,492	10,721
Deposits from customers in the banking business	1,647,752	1,644,317	21,355
Other	1,522,601	1,442,718	18,736
	4,126,979	4,303,980	55,896

Long-term debt	812,235	616,855	8,011
Accrued pension and severance costs	271,320	265,139	3,443
Future insurance policy benefits and other	4,225,373	4,403,792	57,192
Other	533,179	484,277	6,290
Total liabilities	9,969,086	10,074,043	130,832

Redeemable noncontrolling interest	19,323	17,963	233

Equity:
Sony Corporation's stockholders' equity	2,547,987	2,368,845	30,764
Noncontrolling interests	388,592	408,981	5,312
Total equity	2,936,579	2,777,826	36,076

	¥12,924,988	¥12,869,832	$167,141

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended September 30
	2010	2011	Change	2011

Financial services revenue	¥221,872	¥184,099	-17.0%	$2,391
Financial services expenses	178,484	159,262	-10.8	2,069
Equity in net loss of affiliated companies	(379)	(359)	-	(4)
Operating income	43,009	24,478	-43.1	318
Other income (expenses), net	5	104	-	1
Income before income taxes	43,014	24,582	-42.9	319
Income taxes and other	16,339	8,083	-50.5	105
Net income of Financial Services	¥26,675	¥16,499	-38.1%	$214

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended September 30
	2010	2011	Change	2011

Net sales and operating revenue	¥1,515,132	¥1,392,504	-8.1%	$18,084
Costs and expenses	1,495,538	1,420,715	-5.0	18,450
Equity in net income of affiliated companies	5,448	1,481	-72.8	19
Operating income (loss)	25,042	(26,730)	-	(347)
Other income (expenses), net	(5,348)	2,243	-	29
Income (loss) before income taxes	19,694	(24,487)	-	(318)
Income taxes and other	6,573	12,841	+95.4	167
Net income (loss) of Sony without Financial Services	¥13,121	¥(37,328)	-%	$(485)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended September 30
	2010	2011	Change	2011

Financial services revenue	¥219,476	¥183,359	-16.5%	$2,381
Net sales and operating revenue	1,513,676	1,391,630	-8.1	18,073
	1,733,152	1,574,989	-9.1	20,454
Costs and expenses	1,669,570	1,577,746	-5.5	20,490
Equity in net income of affiliated companies	5,069	1,122	-77.9	15
Operating income (loss)	68,651	(1,635)	-	(21)
Other income (expenses), net	(5,942)	1,730	-	22
Income before income taxes	62,709	95	-99.8	1
Income taxes and other	31,563	27,072	-14.2	351
Net income (loss) attributable to Sony Corporation's stockholders	¥31,146	¥(26,977)	-%	$(350)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2010	2011	Change	2011

Financial services revenue	¥390,867	¥385,737	-1.3%	$5,010
Financial services expenses	317,059	331,828	+4.7	4,310
Equity in net loss of affiliated companies	(823)	(735)	-	(9)
Operating income	72,985	53,174	-27.1	691
Other income (expenses), net	14	151	+978.6	2
Income before income taxes	72,999	53,325	-27.0	693
Income taxes and other	27,650	18,476	-33.2	240
Net income of Financial Services	¥45,349	¥34,849	-23.2%	$453

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2010	2011	Change	2011
Net sales and operating revenue	¥3,010,712	¥2,687,374	-10.7%	$34,901
Costs and expenses	2,961,803	2,712,930	-8.4	35,233
Equity in net income (loss) of affiliated companies	12,556	(2,978)	-	(39)
Operating income (loss)	61,465	(28,534)	-	(371)
Other income (expenses), net	11,118	3,701	-66.7	48
Income (loss) before income taxes	72,583	(24,833)	-	(323)
Income taxes and other	40,612	33,779	-16.8	438
Net income (loss) of Sony without Financial Services	¥31,971	¥(58,612)	-%	$(761)

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2010	2011	Change	2011

Financial services revenue	¥386,074	¥384,262	-0.5%	$4,990
Net sales and operating revenue	3,008,127	2,685,648	-10.7	34,879
	3,394,201	3,069,910	-9.6	39,869
Costs and expenses	3,270,267	3,040,332	-7.0	39,485
Equity in net income (loss) of affiliated companies	11,733	(3,713)	-	(48)
Operating income	135,667	25,865	-80.9	336
Other income (expenses), net	5,953	(2,651)	-	(35)
Income before income taxes	141,620	23,214	-83.6	301
Income taxes and other	84,737	65,693	-22.5	853
Net income (loss) attributable to Sony Corporation's stockholders	¥56,883	¥(42,479)	-%	$(552)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Six months ended September 30
	2010	2011	2011

Net cash provided by operating activities	¥190,773	¥207,220	$2,691
Net cash used in investing activities	(346,450)	(258,014)	(3,351)
Net cash provided by financing activities	102,299	27,615	359
Net decrease in cash and cash equivalents	(53,378)	(23,179)	(301)
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009	2,169
Cash and cash equivalents at end of the period	¥153,364	¥143,830	$1,868

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Six months ended September 30
	2010	2011	2011

Net cash used in operating activities	¥(71,997)	¥(49,611)	$(644)
Net cash used in investing activities	(46,498)	(155,679)	(2,022)
Net cash used in financing activities	(119,501)	(16,004)	(208)
Effect of exchange rate changes on cash and cash equivalents	(63,022)	(50,919)	(661)
Net decrease in cash and cash equivalents	(301,018)	(272,213)	(3,535)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403	11,005
Cash and cash equivalents at end of the period	¥683,848	¥575,190	$7,470

	(Millions of yen, millions of U.S. dollars)
Consolidated	Six months ended September 30
	2010	2011	2011

Net cash provided by operating activities	¥112,829	¥149,312	$1,939
Net cash used in investing activities	(421,333)	(417,735)	(5,425)
Net cash provided by financing activities	17,130	23,950	311
Effect of exchange rate changes on cash and cash equivalents	(63,022)	(50,919)	(661)
Net decrease in cash and cash equivalents	(354,396)	(295,392)	(3,836)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412	13,174
Cash and cash equivalents at end of the period	¥837,212	¥719,020	$9,338

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥77 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2011.

2.	As of September 30, 2011, Sony had 1,276 consolidated subsidiaries (including variable interest entities) and 88 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net income (loss) attributable to Sony Corporation’s stockholders	2010	2011
— Basic	1,003,556	1,003,582
— Diluted	1,004,698	1,003,582

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net income (loss) attributable to Sony Corporation’s stockholders	2010	2011
— Basic	1,003,547	1,003,577
— Diluted	1,004,851	1,003,577

The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.  All potential shares were excluded as anti-dilutive for the three and six months ended September 30, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those periods.

4.	Recently adopted accounting pronouncements:
Goodwill impairment testing for reporting units with zero or negative carrying amounts -
In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  This guidance is effective for Sony as of April 1, 2011.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -
In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure.  The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period.  The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The guidance is effective for Sony as of April 1, 2011.  Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.  The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  There are no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged.  The equity results of Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

6.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

7.
In the first quarter of the fiscal year ending March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ending March 31, 2012.  The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, decreased income before income taxes in consolidated statements of income by 4,413 million yen for the six months ended September 30, 2011.  Sony determined that the adjustment was not material to the consolidated financial statements for the three and six months ended September 30, 2011 or any prior annual or interim periods, and is not expected to be material to the annual results for the year ending March 31, 2012.

Other Consolidated Financial Data
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment)	¥35,726	¥67,439	$876
Depreciation and amortization expenses*1	80,851	83,372	1,083
(Depreciation expenses for property, plant and equipment)	(51,974)	(50,609)	(657)
Research and development expenses	106,943	108,138	1,404

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2010	2011	2011
Capital expenditures (additions to property, plant and equipment) *2	¥86,065	¥168,178	$2,184
Depreciation and amortization expenses*1	167,675	161,566	2,098
(Depreciation expenses for property, plant and equipment)	(105,071)	(100,193)	(1,301)
Research and development expenses	206,013	204,267	2,653

*1 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

*2 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.

(Subsequent events)

(1)	Acquisition of Sony Ericsson

On October 27, 2011, Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) announced that Sony Corporation will acquire Ericsson’s 50 percent stake in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), making the mobile handset business a wholly-owned subsidiary of Sony Corporation.  The transaction also provides Sony Corporation with a broad intellectual property cross-licensing agreement covering all products and services of Sony Corporation as well as ownership of five essential patent families relating to wireless handset technology.  As part of the transaction, Ericsson will receive a cash consideration of EUR 1.05 billion.

The transaction is expected to close in January 2012, subject to customary closing conditions, including regulatory approvals.  As a result of obtaining full control of Sony Ericsson, Sony will consolidate Sony Ericsson from the closing date of the acquisition.

(2)	Thailand floods

In October 2011, certain of Sony’s Thailand subsidiaries in the CPS and PDS segments shut down operations due to significant floods.  Insurance policies exist for certain flood related losses.  The resulting impact of the loss for fixed assets and inventory, and the potential insurance recoveries, if any, to Sony’s consolidated results for the fiscal year ending on March 31, 2012 is currently being evaluated.

(3)	Issuance of bonds

On October 25, 2011, Sony Financial Holdings Inc., a subsidiary of Sony Corporation, issued 10 billion yen of unsecured corporate bonds under its domestic bond shelf registration.  The bonds have interest rate and maturity date as follows:

Amount	Interest rate	Maturity date
10 billion yen	0.545% per annum	October 28, 2016